Exhibit 99.1

News Release

PartnerRe Ltd. Reports Second Quarter and Half Year 2020 Results

▪	Net income available to common shareholder of $229 million for the second quarter

▪	Net unrealized investment gains of $588 million, reflecting a significant recovery since the first quarter

▪	Non-life underwriting loss of $260 million and combined ratio of 121.3% for the second quarter, inclusive of $305 million from Non-life COVID-19 related impacts

▪	Life and Health allocated underwriting profit of $5 million, inclusive of COVID-19 related losses recognized in the second quarter of $15 million attributable to Life and Health

▪	Strengthened solvency position during the second quarter and observed improved reinsurance conditions at the latest renewal period, which position the Company well to deliver improved performance

PEMBROKE, Bermuda, July 28, 2020 - PartnerRe Ltd. ("the Company") today reported net income available to common shareholder of $229 million for the second quarter of 2020, which included net realized and unrealized investment gains of $238 million on fixed maturities and short-term investments, primarily due to decreases in worldwide credit spreads, and $35 million of net foreign exchange losses. This compared to a net income available to common shareholder of $285 million in the second quarter of 2019, which included net realized and unrealized investment gains on fixed maturities and short-term investments of $164 million and $21 million of net foreign exchange losses.
Net loss attributable to common shareholder was $204 million for the half year 2020, which included net realized and unrealized investment gains on fixed maturities and short-term investments of $211 million, primarily due to decreases in worldwide risk-free rates, and net foreign exchange gains of $95 million. This compared to a net income available to common shareholder of $782 million for the half year 2019, which included net realized and unrealized investment gains on fixed maturities and short-term investments of $443 million and $47 million of net foreign exchange losses.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release

The Company incurred $338 million of pre-tax losses, net of retrocession and reinstatement premiums, as a direct result of COVID-19 and the related effects of the economic downturn in the first half of 2020. These losses reflect the Company's estimates on claims incurred as of June 30, 2020, with substantially all of the losses classified as incurred but not reported (IBNR) reserves. The Company's estimates include $159 million, $164 million and $15 million of pre-tax losses, net of retrocession and reinstatement premiums, attributable to its P&C, Specialty and Life and Health segments, respectively. The losses are attributable to business interruption and event cancellation related coverages, credit exposures in financial risks lines, and life and health business.
The Company has also been exposed to significant volatility in the financial markets throughout the first half of 2020. During the second quarter of 2020, the Company recognized $588 million of net unrealized gains, partially offset by $40 million of net realized losses, on its investment portfolio, reflecting a significant recovery from March 31, 2020. The Company's half year 2020 results reflect $31 million of net realized investment losses and $22 million of net unrealized investment losses.
The COVID-19 pandemic is unprecedented and the related economic downturn is ongoing. There continues to be significant uncertainty surrounding the full extent of the impact. Despite the recent market conditions, the Company's solvency position has remained strong and showed an improvement during the second quarter of 2020. The Company also maintains ample liquidity, with cash and cash equivalents of $1.4 billion at the end of the second quarter of 2020.
Highlights for the second quarter and half year 2020 compared to the same periods of 2019 are included below.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

Non-Life:

▪
Non-life net premiums written were down 30% for the second quarter of 2020 and 17% for the half year 2020 compared to the same periods of 2019, reflecting premium exposure adjustments resulting from the current economic downturn and the Company's focus on portfolio optimization throughout 2020.

▪
The Non-life underwriting loss was $260 million (combined ratio of 121.3%) for the second quarter of 2020 and $306 million (combined ratio of 112.6%) for the half year 2020, driven by COVID-19 related losses, net of retrocession and reinstatement premiums, of $305 million (25.1 points) and $323 million (13.4 points) for the second quarter and half year 2020, respectively. This compares to a Non-life underwriting profit of $95 million (combined ratio of 92.8%) and $119 million (combined ratio of 95.0%) for the second quarter and half year 2019, respectively.

▪
The Specialty segment reported an underwriting loss of $161 million (combined ratio of 132.8%) and $251 million (combined ratio of 127.5%) for the second quarter and half year 2020, respectively. This was driven by COVID-19 related losses, net of retrocession and reinstatement premiums, of $146 million (29.8 points) and $164 million (17.9 points) for the respective periods. This compared to an underwriting loss of $8 million (combined ratio of 101.4%) and $67 million (combined ratio of 107.1%) for the second quarter and half year 2019, respectively, which included a large aviation loss of $39 million (4.1 points) for the half year 2019. The Specialty segment was adversely impacted by net unfavorable prior years' reserve development of $30 million (6.1 points) and $125 million (13.7 points) for the second quarter and half year 2020, respectively, compared to $40 million (6.9 points) and $79 million (8.4 points) for the same periods of 2019.

▪
The P&C segment reported an underwriting loss of $99 million (combined ratio of 113.5%) and $55 million (combined ratio of 103.5%) for the second quarter and half year 2020, respectively. This was driven by COVID-19 related losses, net of retrocession and reinstatement premiums, of $159 million for the second quarter and half year 2020 (22.0 points and 10.7 points, respectively). This compared to an underwriting profit of $103 million (combined ratio of 86.1%) and $186 million (combined ratio of 86.9%) for the second quarter and half year 2019, respectively. Excluding the impacts of COVID-19, the increase in the combined ratio compared to the same periods of 2019 was largely driven by prior underwriting years. The P&C segment included $20 million (2.8 points) of net adverse prior years' reserve development and $6 million (0.4 points) of net favorable prior years' reserve development for the second quarter and half year 2020, respectively, compared to $15 million (2.0 points) and $64 million (4.5 points) of net favorable prior years' reserve development for the same periods of 2019.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

Life and Health:

▪	Net premiums written were down 5% for the second quarter and flat for the half year 2020, compared to the same periods of 2019.

▪
Allocated underwriting result was a profit of $5 million in the second quarter of 2020, compared to $14 million for the second quarter of 2019, driven by COVID-19 related losses of $15 million and adverse experience in the Company's short term life business, partially offset by a favorable impact in the guaranteed minimum death benefits (GMDB) line of business following increases in equity markets.

▪
Allocated underwriting result was a profit of $23 million for the half year 2020, compared to $44 million for the half year 2019, driven by COVID-19 related losses of $15 million, adverse experience in the Company's short term life business and an unfavorable impact in the GMDB line of business following decreases in equity markets, partially offset by the favorable impact of certain portfolio recaptures.

Investments:

▪
Net investment return in the second quarter of 2020 was a gain of $627 million, or 3.5%, and included net investment income of $72 million, net realized and unrealized investment gains of $549 million and interest in earnings of equity method investments of $6 million. This compares to a net investment return of $317 million, or 1.8%, for the second quarter of 2019, and included net investment income of $121 million, net realized and unrealized investment gains of $182 million and interest in earnings of equity method investments of $14 million.

▪
Net investment return for the half year 2020 was $124 million, or 0.7%, which included net investment income of $175 million and interest in earnings of equity method investments of $2 million, partially offset by net realized and unrealized investment losses of $53 million. This compares to a net investment return of $917 million, or 5.3%, for the half year 2019, which included net investment income of $231 million, net realized and unrealized investment gains of $651 million and interest in earnings of equity method investments of $35 million.

▪
Net investment income was down $49 million for the second quarter of 2020 and $56 million for the half year 2020, compared to the same periods of 2019, primarily due to the sales of higher yielding bank loan investments and the impact of lower reinvestment rates, driven by significant decreases in worldwide risk-free rates in the first quarter of 2020.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release

▪
Net realized and unrealized investment gains of $549 million for the second quarter 2020 included net realized and unrealized investment gains of $238 million on fixed maturities and short-term investments, net realized and unrealized investment gains of $225 million on equities, and net realized and unrealized investment gains of $86 million on other invested assets. Gains on fixed maturities and short-term investments were primarily unrealized and driven by the impact of decreases in worldwide credit spreads and decreases in U.S and Canadian risk-free rates. Gains on equities were primarily unrealized and driven by a recovery in public equity funds from increases in worldwide equity markets. Gains on other invested assets included $113 million of net unrealized gains primarily related to the Company's U.S. and European bank loans that benefited from a decrease in U.S. and European non-investment grade credit spreads, partially offset by $27 million of net realized losses driven by sales within these portfolios. In comparison, net realized and unrealized investment gains were $182 million in the second quarter of 2019, which included net realized and unrealized investment gains of $164 million on fixed maturities and short-term investments and $18 million of net realized and unrealized investment gains on equities and other invested assets.

▪
Net realized and unrealized investment losses of $53 million for the half year 2020 included $137 million of net realized and unrealized investment losses on equities and $127 million of net realized and unrealized investment losses on other invested assets, partially offset by net realized and unrealized investment gains of $211 million on fixed maturities and short-term investments. Gains on fixed maturities and short-term investments were primarily unrealized and reflect the benefit of decreases in worldwide risk-free rates, partially offset by the widening of worldwide credit spreads. Losses on equities were primarily unrealized and driven by unrealized losses in public equity funds due to decreases in worldwide equity markets. Losses on other invested assets included $93 million of net unrealized losses primarily driven by the Company's U.S. and European bank loans that were impacted by a widening of non-investment grade credit spreads, as well as losses on private equities. The Company also recognized net realized losses of $34 million on other invested assets driven by sales within the bank loan portfolios. For the half year 2019, net realized and unrealized investment gains of $651 million included net realized and unrealized investment gains of $443 million on fixed maturities and short-term investments and $208 million of net realized and unrealized investment gains on equities and other invested assets.

▪
Interest in earnings of equity method investments of $6 million and $2 million in the second quarter of 2020 and the half year 2020, respectively, primarily reflects mark-to-market gains, partially offset by mark-to-market losses, on private equity and real estate funds.

▪	As of June 30, 2020, reinvestment rates were 1.9% compared to the Company's fixed income investment portfolio yield of 2.1% for the second quarter of 2020.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release

Other Income Statement Items:

▪
Other expenses of $83 million (expense ratio of 5.2%) for the second quarter of 2020 were down $3 million compared to $86 million (expense ratio of 5.0%) for the same period of 2019, driven primarily by lower travel and entertainment, information technology, and other costs, partially offset by higher personnel expenses. Other expenses of $169 million (expense ratio of 5.4%) for the half year 2020 were down $6 million compared to $175 million (expense ratio of 5.7%) for the same period of 2019.

▪
Net foreign exchange losses were $35 million for the second quarter of 2020, driven by the depreciation of the U.S. dollar against certain major currencies (primarily the Canadian dollar) and the cost of hedging. Net foreign exchange gains were $95 million for the half year 2020, driven by the appreciation of the U.S. dollar against certain major currencies (primarily the Canadian dollar and British pound), net of the cost of hedging. This compared to losses of $21 million and $47 million for the second quarter and half year 2019, respectively, driven by the depreciation of the U.S. dollar against certain major currencies and hedging costs.

▪
The impact of net foreign exchange gains and losses in the income statement during 2020 was significantly offset by changes in the foreign currency translation adjustment in other comprehensive income, which increased by $17 million in the second quarter of 2020 and decreased by $98 million for the half year 2020.

▪
Interest expense was $8 million and $16 million for the second quarter and half year 2020, respectively, compared to $11 million and $22 million for the same periods of 2019. During the second quarter of 2019, the Company issued $500 million 3.70% Senior Notes due 2029 and used the proceeds to early redeem the $500 million 5.50% Senior Notes due 2020 in the third quarter of 2019. These transactions resulted in the lower interest expense compared to the same periods of 2019.

▪	Preferred dividends of $12 million and $23 million for the second quarter and half year 2020, respectively, were comparable to the same periods of 2019.

▪
Income tax expense was $17 million on pre-tax income of $257 million in the second quarter of 2020, compared to an expense of $30 million on pre-tax income of $326 million for the same period of 2019. Income tax benefit was $28 million on pre-tax losses of $209 million for the half year 2020, compared to an expense of $75 million on pre-tax income of $880 million in for the half year 2019.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release

Balance Sheet, Capitalization and Cash Flows:

▪
Total investments and cash and cash equivalents were $18.0 billion at June 30, 2020, up 1.0% compared to December 31, 2019. The increase to June 30, 2020 was primarily driven by the $124 million net investment return for the half year 2020.

▪
Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $14.0 billion at June 30, 2020, representing 78% of the total investments and cash and cash equivalents.

▪
The average credit rating of the fixed income portfolio was AA as of June 30, 2020. The expected average duration of the public fixed income portfolio at June 30, 2020 was 1.9 years, while the average duration of the Company’s liabilities was 4.5 years.

▪	Dividends declared and paid to common shareholders were $50 million for the second quarter and half year 2020, compared to $80 million for the same periods of 2019.

▪
Common shareholder's equity (or book value) of $6.2 billion and tangible book value of $5.6 billion at June 30, 2020 decreased by 5.6% and 6.0%, respectively, compared to December 31, 2019, primarily due to the net loss attributable to common shareholder for the half year 2020, the foreign currency translation adjustment and dividends on common shares. Book value, excluding dividends on common shares for 2020, was down 4.8% compared to December 31, 2019.

▪	Total capital was $8.3 billion at June 30, 2020, down 4.2% compared to December 31, 2019, primarily due to the decrease in common shareholder's equity for the half year 2020.

▪
Cash provided by operating activities was $242 million and $479 million for the second quarter and half year 2020, respectively, compared to $217 million and $309 million for the second quarter and half year 2019, respectively. The increases for the second quarter and half year 2020 over the same periods of 2019 were primarily driven by increases in cash flows from underwriting operations, partially offset by decreases in cash flows from net investment income.

_______________________________________

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

News Release

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2019, total revenues were $7.9 billion. At June 30, 2020, total assets were $25.2 billion, total capital was $8.3 billion and total shareholders’ equity was $6.9 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/

Forward-looking statements contained in this press release, such as those related to company performance, including the impact of the ongoing COVID-19 pandemic (including the related impact on the U.S. and global economies), are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

The Company’s estimate for recent catastrophic and pandemic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	8

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss) (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Revenues
Gross premiums written	$1,558,167	$1,908,870	$3,599,593	$4,026,144
Net premiums written	$1,390,078	$1,839,152	$3,268,893	$3,782,959
Decrease (increase) in unearned premiums	198,367	(131,520)	(114,390)	(689,694)
Net premiums earned	1,588,445	1,707,632	3,154,503	3,093,265
Net investment income	72,004	121,187	175,413	230,895
Net realized and unrealized investment gains (losses)	548,458	182,150	(53,330)	650,928
Other (loss) income	(1,429)	3,659	3,041	7,570
Total revenues	2,207,478	2,014,628	3,279,627	3,982,658
Expenses
Losses and loss expenses	1,499,552	1,212,704	2,732,607	2,204,487
Acquisition costs	328,853	367,949	663,391	684,157
Other expenses	82,876	85,830	168,588	175,023
Interest expense	8,219	11,085	16,464	21,846
Amortization of intangible assets	2,506	2,849	5,020	5,710
Net foreign exchange losses (gains)	34,670	22,090	(94,954)	47,142
Total expenses	1,956,676	1,702,507	3,491,116	3,138,365
Income (loss) before taxes and interest in earnings of equity method investments	250,802	312,121	(211,489)	844,293
Income tax expense (benefit)	16,625	29,521	(28,157)	74,509
Interest in earnings of equity method investments	6,374	14,045	2,097	35,397
Net income (loss)	240,551	296,645	(181,235)	805,181
Preferred dividends	11,604	11,604	23,208	23,208
Net income (loss) attributable to common shareholder	$228,947	$285,041	$(204,443)	$781,973
Comprehensive income (loss)
Net income (loss)	$240,551	$296,645	$(181,235)	$805,181
Change in currency translation adjustment	16,842	(6,976)	(97,530)	37,554
Change in net unrealized gains or losses on investments, net of tax	(2)	(666)	(73)	(1,902)
Change in unfunded pension obligation, net of tax	(134)	(130)	(363)	(49)
Comprehensive income (loss)	$257,257	$288,873	$(279,201)	$840,784

(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, per share data is not meaningful to present.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	June 30, 2020	December 31, 2019
Assets
Investments:
Fixed maturities, at fair value	$10,651,576	$10,680,714
Short-term investments, at fair value	2,359,241	1,003,421
Equities, at fair value	1,182,720	1,295,164
Investments in real estate	67,487	71,834
Other invested assets	2,328,993	3,266,009
Total investments	16,590,017	16,317,142
Cash and cash equivalents	1,390,839	1,484,463
Accrued investment income	107,380	109,673
Reinsurance balances receivable	3,431,852	3,400,070
Reinsurance recoverable on paid and unpaid losses	868,033	889,021
Prepaid reinsurance premiums	165,807	80,942
Funds held by reinsured companies	734,511	815,167
Deferred acquisition costs	814,801	874,608
Deposit assets	149,598	168,067
Net tax assets	203,911	179,813
Goodwill	456,380	456,380
Intangible assets	112,517	117,538
Other assets	165,978	169,521
Total assets	$25,191,624	$25,062,405
Liabilities
Non-life reserves	$10,758,847	$10,363,383
Life and health reserves	2,406,160	2,417,044
Unearned premiums	2,606,089	2,433,860
Other reinsurance balances payable	572,124	521,338
Deposit liabilities	6,460	5,507
Net tax liabilities	149,129	135,966
Accounts payable, accrued expenses and other	386,917	517,084
Debt related to senior notes	1,332,354	1,327,965
Debt related to capital efficient notes	70,089	70,089
Total liabilities	18,288,169	17,792,236
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(173,891)	(75,925)
Retained earnings	4,652,647	4,921,395
Total shareholders’ equity	6,903,455	7,270,169
Total liabilities and shareholders’ equity	$25,191,624	$25,062,405

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net cash provided by operating activities	$242,436	$217,479	$479,436	$309,231
Net cash (used in) provided by investing activities	(672,562)	808,544	(501,588)	609,560
Net cash (used in) provided by financing activities	(61,604)	484,410	(72,291)	393,626
Effect of foreign exchange rate changes on cash	6,468	6,116	819	3,863
(Decrease) increase in cash and cash equivalents	(485,262)	1,516,549	(93,624)	1,316,280
Cash and cash equivalents - beginning of period	1,876,101	677,638	1,484,463	877,907
Cash and cash equivalents - end of period	$1,390,839	$2,194,187	$1,390,839	$2,194,187

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended June 30, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$769	$413	$1,182	$376	$—	$1,558
Net premiums written	$660	$359	$1,019	$371	$—	$1,390
Decrease in unearned premiums	64	131	195	3	—	198
Net premiums earned	$724	$490	$1,214	$374	$—	$1,588
Losses and loss expenses	(636)	(511)	(1,147)	(353)	—	(1,500)
Acquisition costs	(172)	(134)	(306)	(22)	—	(328)
Technical result	$(84)	$(155)	$(239)	$(1)	$—	$(240)
Other (loss) income	(1)	—	(1)	5	(5)	(1)
Other expenses	(14)	(6)	(20)	(17)	(46)	(83)
Underwriting result	$(99)	$(161)	$(260)	$(13)	n/a	$(324)
Net investment income				18	54	72
Allocated underwriting result				$5	n/a	n/a
Net realized and unrealized investment gains					549	549
Interest expense					(8)	(8)
Amortization of intangible assets					(2)	(2)
Net foreign exchange losses					(35)	(35)
Income tax expense					(17)	(17)
Interest in earnings of equity method investments					6	6
Net income					n/a	$241
Loss ratio (1)	87.8%	104.3%	94.5%
Acquisition ratio (2)	23.8	27.3	25.2
Technical ratio (3)	111.6%	131.6%	119.7%
Other expense ratio (4)	1.9	1.2	1.6
Combined ratio (5)	113.5%	132.8%	121.3%

	For the three months ended June 30, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$884	$630	$1,514	$395	$—	$1,909
Net premiums written	$849	$598	$1,447	$392	$—	$1,839
Increase in unearned premiums	(107)	(21)	(128)	(3)	—	(131)
Net premiums earned	$742	$577	$1,319	$389	$—	$1,708
Losses and loss expenses	(438)	(440)	(878)	(335)	—	(1,213)
Acquisition costs	(183)	(139)	(322)	(46)	—	(368)
Technical result	$121	$(2)	$119	$8	$—	$127
Other income	—	—	—	3	1	4
Other expenses	(18)	(6)	(24)	(15)	(47)	(86)
Underwriting result	$103	$(8)	$95	$(4)	n/a	$45
Net investment income				18	103	121
Allocated underwriting result				$14	n/a	n/a
Net realized and unrealized investment gains					182	182
Interest expense					(11)	(11)
Amortization of intangible assets					(3)	(3)
Net foreign exchange losses					(21)	(21)
Income tax expense					(30)	(30)
Interest in earnings of equity method investments					14	14
Net income					n/a	$297
Loss ratio (1)	59.0%	76.3%	66.6%
Acquisition ratio (2)	24.7	24.1	24.4
Technical ratio (3)	83.7%	100.4%	91.0%
Other expense ratio (4)	2.4	1.0	1.8
Combined ratio (5)	86.1%	101.4%	92.8%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the six months ended June 30, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,906	$936	$2,842	$758	$—	$3,600
Net premiums written	$1,690	$835	$2,525	$744	$—	$3,269
(Increase) decrease in unearned premiums	(201)	80	(121)	7	—	(114)
Net premiums earned	$1,489	$915	$2,404	$751	$—	$3,155
Losses and loss expenses	(1,147)	(900)	(2,047)	(686)	—	(2,733)
Acquisition costs	(364)	(254)	(618)	(45)	—	(663)
Technical result	$(22)	$(239)	$(261)	$20	$—	$(241)
Other (loss) income	(1)	—	(1)	3	1	3
Other expenses	(32)	(12)	(44)	(34)	(91)	(169)
Underwriting result	$(55)	$(251)	$(306)	$(11)	n/a	$(407)
Net investment income				34	141	175
Allocated underwriting result				$23	n/a	n/a
Net realized and unrealized investment losses					(53)	(53)
Interest expense					(16)	(16)
Amortization of intangible assets					(5)	(5)
Net foreign exchange gains					95	95
Income tax benefit					28	28
Interest in earnings of equity method investments					2	2
Net loss					n/a	$(181)
Loss ratio	77.0%	98.4%	85.1%
Acquisition ratio	24.4	27.8	25.7
Technical ratio	101.4%	126.2%	110.8%
Other expense ratio	2.1	1.3	1.8
Combined ratio	103.5%	127.5%	112.6%

	For the six months ended June 30, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,134	$1,138	$3,272	$754	$—	$4,026
Net premiums written	$1,962	$1,079	$3,041	$742	$—	$3,783
Increase in unearned premiums	(545)	(133)	(678)	(12)	—	(690)
Net premiums earned	$1,417	$946	$2,363	$730	$—	$3,093
Losses and loss expenses	(837)	(753)	(1,590)	(614)	—	(2,204)
Acquisition costs	(356)	(246)	(602)	(82)	—	(684)
Technical result	$224	$(53)	$171	$34	$—	$205
Other income	—	—	—	6	2	8
Other expenses	(38)	(14)	(52)	(30)	(93)	(175)
Underwriting result	$186	$(67)	$119	$10	n/a	$38
Net investment income				34	197	231
Allocated underwriting result				$44	n/a	n/a
Net realized and unrealized investment gains					651	651
Interest expense					(22)	(22)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(47)	(47)
Income tax expense					(75)	(75)
Interest in earnings of equity method investments					35	35
Net income					n/a	$805
Loss ratio	59.1%	79.6%	67.3%
Acquisition ratio	25.1	26.0	25.5
Technical ratio	84.2%	105.6%	92.8%
Other expense ratio	2.7	1.5	2.2
Combined ratio	86.9%	107.1%	95.0%

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	June 30, 2020		December 31, 2019
Investments:
Fixed maturities
U.S. government	$954,299	6%	$877,196	6%
U.S. government sponsored enterprises	312,660	2	544,520	3
U.S. states, territories and municipalities	153,747	1	157,234	1
Non-U.S. sovereign government, supranational and government related	2,189,392	13	3,255,154	20
Corporate bonds	2,791,727	17	2,662,089	16
Mortgage/asset-backed securities	4,249,751	26	3,184,521	20
Total fixed maturities	10,651,576	65	10,680,714	66
Short-term investments	2,359,241	14	1,003,421	6
Equities	1,182,720	7	1,295,164	8
Investments in real estate	67,487	—	71,834	—
Other invested assets (1)	2,328,993	14	3,266,009	20
Total investments	$16,590,017	100%	$16,317,142	100%
Cash and cash equivalents	1,390,839		1,484,463
Total investments and cash and cash equivalents	17,980,856		17,801,605
Maturity distribution:
One year or less	$3,399,439	26%	$1,673,912	14%
More than one year through five years	2,921,840	22	3,276,078	29
More than five years through ten years	1,768,061	14	2,939,624	25
More than ten years	671,726	5	610,000	5
Subtotal	8,761,066	67	8,499,614	73
Mortgage/asset-backed securities	4,249,751	33	3,184,521	27
Total fixed maturities and short-term investments	$13,010,817	100%	$11,684,135	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,857,708	14%	$2,986,519	26%
AA	8,252,613	64	5,739,019	49
A	1,523,580	12	1,706,119	14
BBB	946,791	7	931,082	8
Below Investment Grade/Unrated	430,125	3	321,396	3
	$13,010,817	100%	$11,684,135	100%
Expected average duration		1.9	Yrs	2.7	Yrs
Average yield to maturity at market		1.9%		2.8%
Average credit quality		AA		AA
(1) Other invested assets at June 30, 2020 and December 31, 2019 include $0.5 billion and $1.4 billion, respectively, of U.S. bank loans managed under an externally managed mandate, with sales of U.S. bank loans during the first half of 2020 of $0.8 billion. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at June 30, 2020 was B with the single largest issuer being 3.3% of the Company's bank loan portfolio.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

June 30, 2020
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial	$1,304,027	46.7%	7.3%	0.5%
Consumer cyclical	255,532	9.1	1.4	0.4
Energy	242,742	8.7	1.4	0.2
Insurance	203,130	7.3	1.1	0.5
Utilities	167,070	6.0	0.9	0.2
Consumer non-cyclical	161,550	5.8	0.9	0.2
Industrial	147,034	5.3	0.8	0.2
Real estate and real estate investment trusts	122,509	4.4	0.7	0.2
Communications	100,058	3.6	0.6	0.2
Basic materials	34,953	1.2	0.2	0.1
Technology	32,538	1.2	0.2	0.1
Longevity and mortality bonds	17,621	0.6	0.1	0.1
Other	2,963	0.1	—	—
Total Corporate bonds	$2,791,727	100.0%	15.6%
Finance sector - Corporate bonds
Banks	$794,657	28.5%	4.4%
Investment banking and brokerage	198,296	7.1	1.1
Other	311,074	11.1	1.8
Total finance sector - Corporate bonds	$1,304,027	46.7%	7.3%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$130,602	$369,536	$259,828	$34,691	$794,657
Investment banking and brokerage	—	2,786	23,476	172,034	—	198,296
Other	1,099	71,056	170,701	37,384	30,834	311,074
Total finance sector - Corporate bonds	$1,099	$204,444	$563,713	$469,246	$65,525	$1,304,027
% of total	0.1%	15.7%	43.2%	36.0%	5.0%	100.0%

Concentration of investment risk - The top 10 Corporate bond issuers account for 27.4% of the Company’s total corporate bonds. The single largest issuer accounts for 3.5% of the Company’s total Corporate bonds and is included in the Financial sector above.

Supplementary Financial Information

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains (Losses)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Fixed maturities	$67,950	$104,181	$146,627	$208,507
Short-term investments and cash and cash equivalents	1,646	10,222	8,003	14,672
Equities, investments in real estate, funds held and other	14,346	14,565	53,938	24,163
Investment expenses	(11,938)	(7,781)	(33,155)	(16,447)
Net investment income	$72,004	$121,187	$175,413	$230,895
Net realized investment (losses) gains on fixed maturities and short-term investments	$(10,314)	$128,577	$6,145	$151,494
Net realized investment (losses) gains on equities	(2,264)	2,747	(3,702)	6,415
Net realized investment (losses) gains on other invested assets	(27,380)	(1,664)	(33,905)	87
Net realized investment (losses) gains	$(39,958)	$129,660	$(31,462)	$157,996
Change in net unrealized investment gains on fixed maturities and short-term investments	$248,025	$34,947	$204,926	$291,966
Change in net unrealized investment gains (losses) on equities	227,106	16,793	(133,474)	176,267
Change in net unrealized investment gains (losses) on other invested assets	116,835	183	(91,446)	24,463
Net other realized and unrealized investment (losses) gains	(3,550)	567	(1,874)	236
Change in net unrealized investment gains (losses)	$588,416	$52,490	$(21,868)	$492,932
Net realized and unrealized investment gains (losses)	$548,458	$182,150	$(53,330)	$650,928

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$10,366,263	$9,792,272	$10,363,383	$9,895,376
Reinsurance recoverable at beginning of period	(717,654)	(783,048)	(754,795)	(850,946)
Net liability at beginning of period	9,648,609	9,009,224	9,608,588	9,044,430
Net incurred losses related to:
Current year	1,097,151	852,771	1,928,370	1,575,884
Prior years	49,720	25,187	118,746	14,517
	1,146,871	877,958	2,047,116	1,590,401
Net losses paid	(845,847)	(766,982)	(1,561,534)	(1,515,222)
Effects of foreign exchange rate changes and other	54,516	(1,826)	(90,021)	(1,235)
Net liability at end of period	10,004,149	9,118,374	10,004,149	9,118,374
Reinsurance recoverable at end of period	754,698	749,325	754,698	749,325
Gross liability at end of period	$10,758,847	$9,867,699	$10,758,847	$9,867,699
Breakdown of gross liability at end of period:
Case reserves	$4,427,454	$4,189,455	$4,427,454	$4,189,455
Additional case reserves	138,656	167,846	138,656	167,846
Incurred but not reported reserves	6,192,737	5,510,398	6,192,737	5,510,398
Gross liability at end of period	$10,758,847	$9,867,699	$10,758,847	$9,867,699
Gross liability at end of period by Non-life segment:
P&C	7,425,549	6,854,311	7,425,549	6,854,311
Specialty	3,333,298	3,013,388	3,333,298	3,013,388
Gross liability at end of period	$10,758,847	$9,867,699	$10,758,847	$9,867,699
Unrecognized time value of non-life reserves (1)	$114,778	$446,348	$114,778	$446,348
(1) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,302,155	$2,259,134	$2,417,044	$2,198,080
Reinsurance recoverable at beginning of period	(17,435)	(11,732)	(16,183)	(11,829)
Net liability at beginning of period	2,284,720	2,247,402	2,400,861	2,186,251
Net incurred losses	352,681	334,746	685,491	614,086
Net losses paid	(318,703)	(275,219)	(620,971)	(508,217)
Effects of foreign exchange rate changes and other	68,906	(6,452)	(77,777)	8,357
Net liability at end of period	2,387,604	2,300,477	2,387,604	2,300,477
Reinsurance recoverable at end of period	18,556	11,705	18,556	11,705
Gross liability at end of period	$2,406,160	$2,312,182	$2,406,160	$2,312,182
Life value in force (1)	$219,400	$333,500	$219,400	$333,500

(1) The life value in force (Life VIF) is the present value of the profits that will emerge from life policies over time and is comprised of the present value of future after-tax profits, and takes into consideration the cost of capital. The Company’s Life VIF is calculated on a going concern basis and is the sum of (i) present value of future profits on a U.S. GAAP basis which represents the net present value of projected after-tax cash flows based on Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of non-hedgeable risks; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		June 30, 2020
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Northeast	Hurricane	$851
U.S. Southeast	Hurricane	849
U.S. Gulf Coast	Hurricane	810
Caribbean	Hurricane	262
Europe	Windstorm	477
Japan	Typhoon	392
California	Earthquake	798	$1,161
Japan	Earthquake	506	567
Australia	Earthquake	320	434
New Zealand	Earthquake	295	459
British Columbia	Earthquake	157	335

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the six months ended
	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	$	ROE (1)	$	ROE (1)	$	ROE (1)	$	ROE (1)
Net income (loss) attributable to common shareholder	228,947	15.0%	285,041	17.8%	(204,443)	(6.4)%	781,973	25.3%

(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the period. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the six months ended
Calculation of average common shareholder's equity	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Beginning of period common shareholder's equity	$6,003,575	$6,272,935	$6,565,942	$5,812,287
End of period common shareholder's equity	$6,199,228	$6,550,204	$6,199,228	$6,550,204
Average common shareholder's equity	$6,101,402	$6,411,570	$6,382,585	$6,181,246

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	June 30, 2020	December 31, 2019
Tangible book value:
Total shareholders' equity	$6,903,455	$7,270,169
Less:
Preferred shares, aggregate liquidation value at $25 per share	704,227	704,227
Common shareholder’s equity or book value	6,199,228	6,565,942
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (1)	100,622	109,217
Tangible book value	$5,642,226	$6,000,345

Capital structure:
Senior notes (2)	$1,332,354	$1,327,965
Capital efficient notes (3)	62,484	62,484
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	6,199,228	6,565,942
Total capital	$8,298,293	$8,660,618

(1) The intangible assets are presented in the table above net of tax of $12 million and $8 million at June 30, 2020 and December 31, 2019, respectively.
(2) The increase in senior notes primarily relates to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.
(3) Non-consolidated debt issued externally related to Capital efficient notes (CENts) of $62 million does not appear in the debt line of the Consolidated Balance Sheets, as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets include the related intercompany notes of $70 million issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.